February 29, 2008
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Stop 7010
Washington, DC 20549

RE:	Airgas, Inc. — Commission File No. 1-09344
Form 10-K for the year ended March 31, 2007
Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007
Form DEF 14A filed June 29, 2007
Dear Mr. Decker:
This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) on January 31, 2008 regarding the filings noted above. We appreciate the additional time that you granted us to respond to your comments. We also greatly appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the response process as well as the nature of the comments.
We have presented your original comments followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments. Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Airgas Response:
We agree to provide the additional disclosures or revisions as noted in the responses below in our future filings with the Commission on Form 10-K and Form 10-Q. Sample disclosures, for illustration purposes only, are included below as appropriate.

Item 1 — Business, page 3
General
2.	In future filings on Form 10-K, please provide the financial information about geographic areas required by Item 101(d)(1) of Regulation S-K. We note your statement in the financial statement footnotes that your operations are predominantly in the United States, however you must still provide aggregated information for all revenues you derive from foreign countries (e.g., your Canadian sales) and any long-lived assets located in foreign countries.
Airgas Response:
We reviewed the requirements of Item 101(d)(1) of Regulation S-K and we acknowledge the requirement to disclose financial information about geographic areas. In future Form 10-K filings, we will disclose revenues and long-lived assets for each of the last three fiscal years from external customers attributable to all foreign countries in total and any individual country, if material, under Item 1 Business of Form 10-K, as well as in our segment disclosure under Item 8 Financial Statements and Supplementary Data. Revised disclosures, for illustration purposes only, follow:
ITEM 1. BUSINESS.
GENERAL
The Company’s consolidated sales were $3.20 billion, $2.83 billion, and $2.37 billion in the fiscal years ended March 31, 2007, 2006 and 2005, respectively. The Company’s operations are predominantly in the United States. However, the Company does conduct operations outside of the United States, principally in Canada and to a lesser extent Mexico and Russia. Revenues derived from customers located in foreign countries were $51 million, $45 million and $33 million in the fiscal years ended March 31, 2007, 2006 and 2005, respectively. Long-lived assets attributable to the Company’s foreign operations represent less than 2.5% of the consolidated total long-lived assets and were $56 million, $49 million and $42 million at March 31, 2007, 2006 and 2005, respectively.
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
(23) SUMMARY BY BUSINESS SEGMENT
The Company’s operations are predominantly conducted in the United States. However, the Company does have operations outside of the United States, principally in Canada and to a lesser extent Mexico and Russia. These foreign operations are chiefly reflected in the Distribution business segment. Revenues derived from customers located in foreign countries were $51 million, $45 million and $33 million in the fiscal years ended March 31, 2007, 2006 and 2005, respectively. Long-lived assets attributable to the Company’s foreign operations represent less than 2.5% of the consolidated total long-lived assets and were $56 million, $49 million and $42 million at March 31, 2007, 2006 and 2005, respectively. The Company’s customer base is diverse with no single customer accounting for more than 0.5% of total net sales.

Item 5 — Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters Equity Compensation Plan Information, page 17
3.	In future filings on Form 10-K, please place the equity compensation plan information disclosure required by Item 201(d) of Regulation S-K under Item 12 of Form 10-K rather than Item 5 of Form 10-K. For your reference, please see the instructions to Item 12 of Form 10-K and the Staff’s no-action letter issued to the American Bar Association on January 30, 2004
(http://www.sec.gov/divisions/corpfin/cf-noaction/aba013004.htm).
Airgas Response:
We reviewed the instructions to Item 12 of Form 10-K. In future 10-K filings, we will reflect the Equity Compensation Plan Information previously disclosed under Item 5 Market for the Company’s Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities under Item 12 Security Ownership of Certain Beneficial Owners and Management.
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
4.	In future filings on Form 10-K, please discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. For your reference, please see Item 303(a)(3)(iv) of Regulation S-K and Instruction 8 to the “Instructions to Paragraph 303(a)” in Item 303 of Regulation S-K.
Airgas Response:
We reviewed Item 303(a)(3)(iv) of Regulation S-K and Instruction 8 to the Instructions to Paragraph 303(a). Following the effective date of publicly announced price increases, we endeavor to provide the investment community with a measure of the impact that the previously announced price increase has had on our financial results. Generally, we express that impact as the contribution pricing has had on our same-store sales growth.
In the overview section to Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations in our March 31, 2007 Form 10-K, we quantified the impact of pricing on consolidated revenues as follows:
“Same-store sales growth contributed 8% to the increase in total sales.  Same-store sales growth was driven equally by pricing initiatives and higher sales volumes.  Price increases were initiated in response to rising product, operating and distribution costs.”
In our discussion of net sales by business segment, we discussed the impact of pricing at the business segment level stating:

“The Distribution segment’s gas and rent same-store sales [growth] of 8% reflects both price increases and volume growth.  The impact of price increases reflects pricing actions implemented in June 2006 and November 2005.”
We further discuss under “Operating Expenses” the cost factors (i.e., salaries and wages and higher fuel costs) that our price increases were designed to offset.
In the overview section to Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations in our December 31, 2007 Form 10-Q, we added the following topic heading and paragraph on pricing:
“Price Increase
The Company announced certain price increases effective December 2007. The price increases are in response to the tight supply of gases discussed above as well as higher raw material, energy and labor costs. The effective date of the price increases is designed to keep the Company ahead of the curve with respect to these rising costs.”
Furthermore, in our discussion of net sales by business segment, we broadened our disclosure as follows:
“The Distribution business segment’s gas and rent same-store sales growth of 8% reflected both price increases and volume growth, which contributed equally to sales growth. Sales growth associated with price increases reflected the April and December 2007 price increases, which were implemented to offset rising costs.”
In our discussion of selling, distribution and administrative expenses by business segment, we expanded the disclosure as noted below:
“The increase in SD&A expense attributable to factors other than acquisitions was $60 million, or an increase of 7%, primarily due to an increase in salaries and wages and distribution-related expenses.  The increase in salaries and wages reflected increased operational headcounts, wage inflation, and overtime to fill cylinders, deliver products and operate facilities to meet increased customer demand.  The increase in distribution expenses was attributable to higher fuel and vehicle repair and maintenance costs. Higher fuel and maintenance costs were related to the increase in miles driven to support sales growth. Average diesel fuel prices were also higher versus the prior year quarter.”
In future filings, we will continue to develop our disclosures to improve our presentation of the impact of inflation and price changes on our financial results.

Business Insurance Reserves, page 39
5.	You state that you reserve for your self-insured retentions based on individual claim evaluations performed by a qualified third-party administrator. Please identify this expert or revise your disclosure to eliminate this reference. See Rule 436(b) of Regulation C.
Airgas Response:
We reviewed Rule 436(b) of Regulation C and will remove the references to a third-party administrator from our discussion of business insurance reserves under our critical accounting estimates. A revised disclosure, for illustration purposes only, follows:
“The Company reserves for its self-insured retention based on individual claim evaluations establishing loss estimates for known claims based on the current facts and circumstances. These known claims are then “developed,” through actuarial computations, to reflect the expected ultimate loss for the known claims, as well as incurred but not reported claims.”
Contractual Obligations and Off-Balance Sheet Arrangements, page 40
6.	In future filings on Form 10-K, please separate your discussion of your off-balance sheet arrangements and expand your disclosure to address Items 303(a)(4)(i)(A)-(D) of Regulation S-K.
Airgas Response:
We reviewed Items 303(a)(4)(i)(A)-(D) and (5) of Regulation S-K. In future Form 10-K filings, we will prepare our tabular disclosure of contractual obligations as outlined by Item 303(a)(5), separate our off-balance sheet arrangements and expand our disclosure of the off-balance sheet arrangements to address the disclosures required by Items 303(a)(4)(i)(A)-(D). An example of such disclosures, for illustration purposes only, follows:

Contractual Obligations
The following table presents the Company’s contractual obligations as of March 31, 2007:

(In thousands)	Payments Due by Period
		Less than 1			More than 5
Contractual Obligations:	Total	Year	1 to 3 Years	3 to 5 Years	Years
Long-term debt (1)	$1,350,015	$40,296	$268,753	$889,186	$151,780
Estimated interest payments on long-term debt (2)	313,849	80,649	137,900	76,300	19,000
Estimated payments (receipts) on interest rate swap agreements (3)	(1,200)	(500)	(700)	—	—
Letters of credit (4)	34,426	34,426	—	—	—
Operating leases (5)	212,889	59,757	90,817	49,546	12,769
Purchase obligations:
Liquid bulk gas supply agreements (6)	808,021	89,015	165,716	158,750	394,540
Liquid carbon dioxide supply agreements (7)	180,072	15,981	23,700	17,851	122,540
Ammonia supply agreements (8)	87,557	18,469	34,544	34,544	—
Other purchase commitments (9)	43,996	17,121	11,562	7,983	7,330
Construction commitments (10)	64,974	44,810	20,164	—	—

Total Contractual Obligations	$3,094,599	$400,024	$752,456	$1,234,160	$707,959

Related footnote disclosures have been excluded for purposes of this presentation. We do not propose modifying those disclosures.
Off-Balance Sheet Arrangements
As disclosed in Note 12 to the consolidated financial statements, the Company participates in a securitization agreement with three commercial banks to sell, on a revolving basis, up to $285 million of qualifying trade receivables. The agreement expires in March 2010, but may be renewed subject to provisions contained in the agreement. Under the securitization agreement, on a monthly basis, trade receivables are sold to three commercial banks through a bankruptcy-remote special purpose entity. The Company retains a subordinated interest in the receivables sold, which is included in “trade receivables” on the accompanying consolidated balance sheet. At March 31, 2007, the amount of retained interest in the receivables sold was approximately $141 million, net of an allowance for doubtful accounts of $14 million.
The securitization agreement is a form of off-balance sheet financing. The discount taken by the commercial banks reduces the proceeds from the sale of trade receivables and is generally at a lower cost than the Company can borrow for under its Credit Facility. The table below reflects the amount of trade receivables sold at March 31, 2007 and the amount of the anticipated discount to be taken on the sale of that quantity of receivables each month through the expiration date of the securitization agreement. The Company is not aware of any existing circumstances that are reasonably likely to result in the termination or material reduction in the availability of this program prior to its expiration date.

(In thousands)	Payments Due by Period
Off-balance sheet obligations as		Less than 1			More than 5
of March 31, 2007:	Total	Year	1 to 3 Years	3 to 5 Years	Years
Trade receivables securitization	$264,400	$—	$264,400	$—	$—
Estimated discount on securitization	44,814	14,938	29,876	—	—

Total Off-Balance sheet Obligations	$309,214	$14,938	$294,276	$—	$—

Part III, page 49
7.	In future filings on Form 10-K, if you intend to incorporate by reference disclosures from your proxy statement into your annual report on Form 10-K, then under the appropriate item of Form 10-K please be sure to specifically list by caption all of the sections of the proxy statement that you intend to incorporate into the applicable item of Form 10-K. For example, under Item 10 of your most recent Form 10-K, you specifically incorporate by reference from your proxy statement for your 2007 annual meeting of stockholders the information about your directors required by Item 401 of Regulation S-K, but you do not incorporate by reference the information required by Items 405, 406, 407(c)(3), (d)(4) and (d)(5) of Regulation S-K, even thought such information is contained in your proxy statement under the captions “SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE” on page 40, “GOVERNANCE OF THE COMPANY — Charters and Code of Ethics and Business Conduct” on page 4 and “ELECTION OF DIRECTORS — Board of Directors and Committees” on page 9.
Airgas Response:
We reviewed Items 405, 406 and 407 of Regulation S-K as noted in your comment. In future filings on Form 10-K, we will specifically list by caption all of the sections of the proxy statement that we intend to incorporate by reference into the Form 10-K.
Financial Statements
Note 1 — Summary of Significant Accounting Policies — page F-11
(h) Goodwill, Other Intangible Assets and Deferred Financial Costs, page F-12
8.	You state that you use third-party appraisals in connection with the valuation of non-competition agreements and customer lists. Please identify each of the third-party appraisers, or revise your disclosure to eliminate the reference to the third-party appraisals. See Rule 436(b) of Regulation C.

Airgas Response:
We reviewed Rule 436(b) of Regulation C and will remove the references to third-party appraisers from our discussion of other intangible assets under our Summary of Significant Accounting Policies. A revised disclosure, for illustration purposes only, in future filings follows:
“Other intangible assets primarily include non-competition agreements and customer lists resulting from business acquisitions. Valuations for both non-competition agreements and customer lists are established through projected discounted cash flows employing the Company’s historical experience and market assumptions. These intangible assets are amortized using the straight-line method over their estimated useful lives, which range from 2 to 11 years. The Company assesses the recoverability of other intangible assets by determining whether the amortization of the asset balance can be recovered through projected undiscounted future cash flows of the related business over its remaining life.”
(p) Revenue Recognition, page F-14
9.	We note that cylinders, liquid dewars and bulk tanks are an integral part of your gas products that you deliver and that product pricing for gas and rent is both bundled and unbundled. For contracts that include both product sales and gas container rental charges, please address the guidance in EITF 00-21 — Revenue Arrangements with Multiple Deliverables and clarify how you account for these arrangements.
Airgas Response:
We reviewed the guidance in EITF 00-21 — Revenue Arrangements with Multiple Deliverables and acknowledge that our gas and rent product sales agreements fall within its scope. As some context for our response on the application of EITF 00-21, our revenues reflect a large volume of small transactions. The average invoice billed to a customer is about $250.00. Markets and pricing for our gaseous products are local in nature in that, for most packaged gas products, only customers within a radius of up to 100 miles from a production or distribution facility can be served economically. Product pricing and rental rates are market driven varying between geographies principally based on the highly competitive landscape. A gas and rent product sale agreement addresses both product pricing and rental rates. It also establishes the terms of sale for the gas product purchased and the terms for the rental of the storage vessel. As outlined in EITF 00-21, we treat the sale of gas and the rental of the vessel as two units of account because both the gas and the ability to rent a storage vessel have standalone value to our customers, product pricing and rental rates are competitively bid by local market participants establishing evidence of fair value and there is no right of return on gas product sales. In the vast majority of cases under a product sale agreement, our customers are billed separately for gas and rent.
Gas is delivered both in our cylinders, dewars and bulk tanks (“vessels”) and in customer owned vessels. When a customer both owns vessels and rents vessels, the gas product pricing, established under the product sales agreement, is the same regardless of which vessel is utilized. Additionally, we sell gas to other distributors, who in turn resell the gas to their customers. Our terms of sale are FOB shipping point. Accordingly, when gas is delivered, the earning process has been completed. We, therefore, recognize gas sales when the product is delivered and title passes. Gas turnover is high with many customer receiving deliveries multiple times during a month.
In the majority of cases, customers choose to rent their vessels from us. The benefit to the customer of renting vessels is that they do not have to comply with regulations governing the labeling and maintenance of the vessel, they avoid what can be a significant capital investment, and we provide the flexibility of increasing or decreasing the volume, size and type of the vessel employed by the customer as business conditions change. When a customer chooses to use our vessel, we charge the customer rent for the period of time our vessel is deployed. In the vast majority of cases, our vessel rent is based on a daily rental rate, which is billed in arrears on a monthly basis. A small portion of our customers enter into lease arrangements in which rent, on a base-line quantity of cylinders, is paid at the initiation of the lease. In these cases, we recognize a liability for deferred rental revenue and amortize the balance into income over the term of the lease. In either case, rental revenue is recognized over the period the customer is utilizing our container.
Note 6 — Plant and Equipment, page F-25
10.	The range of useful lives for your machinery and equipment, including bulk tanks, of seven to thirty years is very broad. Please breakout the machinery and equipment category into smaller components and disclose the range of useful lives for each revised category. For categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each part of the range.
Airgas Response:
We reviewed our disclosure of major classes of plant and equipment and in future filings will expand our classifications and the range of useful lives for each class. An example of such disclosure, for illustration purposes only, follows:

(6) PLANT AND EQUIPMENT
The major classes of plant and equipment, at cost, are as follows:

	Depreciable
(In thousands)	Lives (yrs)	3/31/2007	3/31/2006
Land and Land Improvements	—	$89,521	$75,528

Buildings and Leasehold Improvments	25	265,146	219,229

Cylinders	30	972,487	890,789

Bulk Tank Stations	10 to 30 (Average 25)	365,629	234,016

Rental Equipment	5 to 10	154,240	125,529

Machinery and Equipment	7 to 10	581,805	359,541

Computers, Furniture & Fixtures	3 to 10	130,755	133,821

Transportation Equipment	3 to 15	178,152	142,466

Construction in Progress	—	18,012	10,754

Total		$2,755,747	$2,191,673

Note 9 — Indebtedness, page F-28
11.	You indicate that the stock of the Company’s domestic subsidiaries is pledged to the note holders of your 2004 Notes. However, pursuant to our review of the terms of your notes and indenture as set forth in your Form S-4 filed on April 15, 2004, it is unclear to us that the stock of your domestic subsidiaries collateralizes these notes. Please advise or revise your disclosures accordingly. If the terms of your notes require the pledge of your domestic subsidiaries’ stock, please address for us the need to provide those subsidiaries’ financial statements pursuant to Rule 3-16 of Regulation S-X.
Airgas Response:
We reviewed the indenture to our 2004 Notes and confirm that while our domestic subsidiaries are guarantors, the stock of our domestic subsidiaries is not pledged to the note holders. In future filings we will strike this reference from the liquidity section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations under Item 7 and from our footnote disclosures under Item 8 Financial Statements and Supplemental Data.

Note 17 — Income Taxes, page F-41
12.	Please disclose the expiration dates of your net operating loss carryforwards. See paragraph 48 of SFAS 109.
Airgas Response:
We reviewed the disclosure requirements of paragraph 48 of SFAS 109 Accounting for Income Taxes. In future filings, we will disclose the expiration dates of our net operating loss carryforwards in our income tax disclosures under Item 8 Financial Statements and Supplementary Data. Future filings will include a statement such as:
“The Company has net operating loss carryforwards for state purposes as of March 31, 2007 and 2006 of $20.2 million and $36.6 million, respectively. If not utilized, these net operating loss carryforwards will expire beginning in fiscal year 2008 through fiscal 2027.”
Note 20 — Leases, page F-44
13.	We note that you made an adjustment upon the adoption of SAB 108 related to your accounting for rate escalations terms for your leases. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.
Airgas Response:
In conjunction with our adoption of SAB 108 as of April 1, 2006, we recorded an adjustment of $3.3 million to recognize a liability for minimum lease payments on a straight-line basis associated with leases of real estate. Since the adoption of SAB 108, we have accounted for minimum lease payments of operating leases with step rent escalation clauses and rent holidays on a straight-line basis over the respective lease terms in accordance with SFAS 13.
A majority of our operating leases have either a stated increase in rent over the lease term or have fixed rent over the lease term. We also have certain leases that contain escalation clauses that determine future rent based on an index, such as the Consumer Price Index. In accordance with SFAS 29, escalations in rent payments based on changes in an index that are not measurable at the inception of the lease constitute contingent rentals and are excluded from minimum lease payments until such time that they are determinable. We recognize contingent rentals in accordance with SFAS 29.
We do not have material operating leases with capital improvement funding or other lease concessions. We continually monitor lease provisions for any material terms and record such provisions in accordance with SFAS 13.

Note 26 — Condensed Consolidating Financial Information of Subsidiary Guarantors, page F-51
14.	As noted during our review of your March 31, 2004 Form 10-K, please disclose, if true, that all the subsidiary guarantors are “100% owned” as required by Rule 3-10(i)(8) of Regulation S-X. In this regard, note that “wholly-owned,” as defined in Rule 1-02(aa) of Regulation S-X, is not the same as “100% owned,” as defined by Rule 3-10(h)(1) of Regulation S-X.
Airgas Response:
We reviewed Rule 3-10(i)(8) of Regulation S-X, Rule 1-02(aa) of Regulation S-X and Rule 3-10(h)(1) of Regulation S-X. We confirm that our subsidiary guarantors are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X. In future filings, we will use the term “100% owned” rather than “wholly-owned.”
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007
General
15.	Please address the above comments in your interim filings as well, as applicable.
Airgas Response:
We agree to address, as appropriate, the above comments in our future interim filings with the Commission.
Note 19 — Supplementary Condensed Consolidating Financial Information of Subsidiary, page 24
16.	We note that on October 31, 2007, National Welders became a guarantor of the Notes. Please tell us whether you will be required to provide separate financial statements of National Welders in future filings under Rule 3-10 of Regulation S-X as well as your basis for this determination.
Airgas Response:
We reviewed Rule 3-10 of Regulation S-X, specifically Rule 3-10(a), (f) and (g). We believe that the disclosures outlined under Rule 3-10(f) are applicable to all our subsidiary guarantors, including National Welders, because each guarantor subsidiary is 100% owned by Airgas, Inc., the “Parent”; all guarantees are full and unconditional; and the guarantees are joint and several. Rule 3-10(g) requires that the Securities Act of 1933 registration statement of the parent company must include the audited financial statements for a guarantor subsidiary that meets the criteria outlined by Rule 3-10(f) if that subsidiary has not been included in the audited consolidated results of the parent company for at least nine months of the most recent fiscal year and the net book value or purchase price of the subsidiary is 20% or more of the principal amount of the securities being registered.

On October 31, 2007, we executed a supplemental indenture to the 2004 Notes adding National Welders as a subsidiary guarantor. At October 31, 2007, the net book value of National Welders was $122 million, or 4.5% of the net book value of the guarantor subsidiaries. The principal amount of the 2004 Notes on October 31, 2007 was $150 million. Accordingly, the net book value of National Welders is in excess of 20% of the outstanding principal balance of the previously registered 2004 Notes. However, we believe that separate audited financial statements of National Welders are not required to be filed because National Welders has been included in the audited consolidated financial statements of Airgas, Inc. since our adoption of FIN 46R, Consolidation of Variable Interest Entities, effective December 31, 2003.
In our Form 10-Q for the nine months ended December 31, 2007, we disclosed the condensed consolidating financial information required by Rule 3-10(f) grouping National Welders with the guarantor subsidiaries. National Welders had previously been grouped with the non-guarantor subsidiaries. Consequently, we restated the condensed consolidating financial information for all prior periods presented, grouping National Welders with the guarantor subsidiaries. We believe the disclosure in our Form 10-Q for the nine months ended December 31, 2007 satisfies the requirements of Rule 3-10 of Regulation S-X.
FORM DEF 14A FILED JUNE 29, 2007
Compensation Discussion and Analysis, page 14
17.	Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please tell us supplementally, with a view toward disclosure in future filings, more about your executive officers’ compensation in this regard, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.
Airgas Response:
Our Governance and Compensation Committee believes that the amount of Mr. McCausland’s compensation reflects both the significant difference in the overall responsibilities of our chief executive officer compared to the other named executive officers as well as the relatively larger component of his compensation that is “at risk” and performance-based, such that if Airgas performs at or above expectations, his compensation will be greater, and possibly materially greater, than our other named executive officers.
Our compensation policies are applied in the same manner to all executive officers, including Mr. McCausland. The difference between the compensation for Mr. McCausland and the other named executive officers reflects the significant divergence in their relative responsibilities. Mr. McCausland is the only named executive officer whose duties both functionally and operationally cover all aspects of our operations. All of the other named executive officers’ responsibilities are limited to business units, divisions or functions, for example, financial (Messrs. McLaughlin and Millay) and operations (Mr. Molinini), or to specific segments of the business, for example, Mr. Powers as President of the Eastern

Division and Mr. Schulte as President of Gas Operations. In addition, Mr. McCausland is the primary architect of our strategic vision. With respect to the one-time bonus awarded to Mr. McCausland in 2007, as disclosed under “Annual Cash Incentive Awards—Individual Objectives Under the Management Bonus Plans” on page 20, our Governance and Compensation Committee considered Mr. McCausland’s outstanding leadership in, among other things, conceiving and executing strategic initiatives that positioned the company for continued growth.
Our Governance and Compensation Committee and management also consider compensation for similar positions in peer companies when setting the compensation levels and the relative size of the elements of compensation (salary, annual cash incentive awards and long-term incentive compensation). The chief executive officers of comparable companies generally are paid significantly more than other named executive officers and such chief executive officers generally have greater portions of total compensation paid in annual cash incentive awards and long-term incentive compensation. The difference between Mr. McCausland’s compensation and the compensation of other named executive officers was similar to the differences reflected in the peer companies.
In future filings, we will supplement our disclosures on Chief Executive Officer compensation to more fully explain material differences in amounts of compensation paid to our chief executive officer and our other named executive officers, as appropriate.
Annual Cash Incentive Awards, page 18
18.	Please tell us, with a view toward future disclosure, how the target levels (as a percentage of base salary) and the threshold, target, and maximum bonus opportunities were determined and weighted for the executive officers.
Airgas Response:
In future filings, we will supplement our disclosures on the setting of target levels and the threshold, target and maximum bonus opportunities for the executive officers under the sub-heading Annual Cash Incentive Awards. As stated above in the response to comment 17, the annual cash incentive award targets are set for each executive officer as a percentage of base salary with regard to the relative responsibilities of each executive officer and with regard to the total cash compensation opportunity for comparable positions in peer companies. Mr. McCausland’s target for his annual cash incentive award was 100% of his annual base salary rate at the end of the fiscal year. We believe that was generally comparable to the target annual cash incentive award for chief executive officers in our peer companies. Mr. Molinini’s target annual cash incentive award was 60% of his annual base salary rate at the end of the fiscal year. We believe 60% of base salary was appropriate relative to 100% of base salary for Mr. McCausland considering Mr. McCausland’s broader responsibilities and considering the relative annual incentive compensation awards for comparable positions in our peer companies. All other executive officers had target annual cash incentive awards set at 50% of annual base salary, which reflects their responsibilities relative to Messrs. McCausland and Molinini and generally reflects the total cash compensation opportunity for the other named executive officers in our peer companies. In the case of Mr. McLaughlin, his target annual cash incentive award was prorated based on his change in responsibility during the year. His target annual cash incentive was set at 50% of his base salary for the portion of the fiscal year in which he served as Vice President and Controller and 50% of his base salary for the portion of the fiscal year in which he served as Senior Vice President and Chief Financial Officer.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) and return on capital (“ROC”) were chosen as the plan performance criteria for executives with corporate-wide responsibility (i.e., Messrs. McCausland, McLaughlin, Millay and Molinini). EBITDA was most heavily weighted at 70% of the annual cash incentive award target because our Governance and Compensation Committee believes that it motivates growth, gross margin performance and expense management, and because of the direct correlation of earnings performance with share valuation. ROC was weighted at 15% of the annual cash incentive award target and was intended to drive discipline around long-term capital deployment and debt reduction, again important performance measures in the eyes of shareholders. The remaining 15% of the target annual cash incentive award was based on individual performance and payout was based on performance against objectives set and agreed upon in the first quarter of the fiscal year.
For the Division Presidents (i.e., Messrs. Powers and Schulte), in addition to the corporate performance criteria of Corporate EBITDA, additional performance criteria, divisional EBITDA, Return on average capital employed (“RACE”) and gross profit for targeted growth strategies, relating to the performance of the executive’s division were used. Corporate EBITDA was weighted at 10% of the annual cash incentive award and EBITDA for their respective divisions was weighted at 55% of the annual incentive award. The larger portion was based on their profit responsibility to motivate performance in their respective spheres of control, while the smaller portion recognizes their contributions to Airgas’ overall performance and to encourage interdivisional cooperation. RACE was weighted at 10% of the target annual cash incentive award to emphasize the importance of capital management (similar to the addition of ROC at the corporate level). Gross Profit for Growth Strategies was weighted at 15% of the annual cash incentive award to motivate focusing on strategic growth opportunities that were specific to each Division. The remaining 10% of the target annual cash incentive award was based on individual performance and payout was based on performance against objectives set and agreed upon in the first quarter of the fiscal year.
The threshold and maximum of each performance criteria of the award was determined separately. The threshold for EBITDA approximates the performance equal to the prior year’s pro forma results. That is, we must grow in order for a participant to earn an EBITDA award. For fiscal 2007, the Corporate EBITDA threshold was 45% of the target award for achievement at 88% of budget. For fiscal 2007, the Division EBITDA threshold, applicable to Messrs. Powers and Schulte, was 25% of the target award for achievement at 84% of budget. The EBITDA target opportunity (100%) was earned for achievement of 99% to 101% of our budget for EBITDA for fiscal 2007. The maximum EBITDA award opportunity was set at 105% of the EBITDA budget, which awarded 140% of the target opportunity and reflected the Governance and Compensation Committee’s judgment of reasonable compensation for superior performance.
The ROC target opportunity was set at achievement within plus or minus 2% of our budget. The threshold for ROC was set at 94% of our budget, which awards 50% of the target opportunity, and the maximum for ROC was set at 106% of our budget, which awards 150%

of the target opportunity. That range was intended to recognize an adequate level of performance below budget while still improving ROC, and was intended to pay reasonable compensation above target for superior performance.
The RACE target opportunities were set at achievement of plus or minus 2% of Division budget. The threshold bonus opportunity for RACE was set at 90% of Division budget, which awarded 20% of award target, and the maximum was set at 107% of Division budget, which awarded 150% of award target. The RACE range was estimated to replicate the amount of stretch reflected in the award range for ROC.
19.	Please tell us, with a view toward future disclosure, the target levels for the items of corporate performance that are measured (i.e., EBITDA, ROC, and RACE). If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.
Airgas Response:
In future filings, we will provide the target levels for the corporate performance criteria metrics for the most recently completed fiscal year upon which annual cash incentive awards were determined under our Executive Bonus Plan under the sub-heading Annual Cash Incentive Awards. For fiscal 2007, the Corporate EBITDA target, exclusive of National Welders, was $421 million and the ROC target was 12.8%. For Mr. Powers’ award, the Eastern Division EBITDA target was $205 million and the RACE target was 18.5%. For Mr. Schulte’s award, the Gas Operations EBITDA target was $56 million and the RACE target was 24.3%. All targets reflect adjustments during the fiscal year to account for budgeted results from acquisitions completed during the year.

20.	Please provide us an example, with a view toward future disclosure, of how the formula is used to calculate the annual cash awards of one of your executive officers.
Airgas Response:
In future filings, we will provide an example of how the formula was used to calculate the annual cash awards under the sub-heading Annual Cash Incentive Awards. Below is an example of the calculation of an award for our 2007 fiscal year.
The Corporate EBITDA achievement was 105% of our 2007 budget, which translates into an EBITDA award of 140% of the target opportunity. The Corporate ROC achievement was 4% above budget, which translates into a ROC opportunity of 120%. For the purposes of this example, we have assumed that the executive earned 100% achievement on his individual objectives and was paid 100% of the award for individual objectives.
EBITDA Award = 70% Weight X 140% Award = 98% of the Total Award Target
ROC Award = 15% Weight X 120% Award = 18% of the Total Award Target
Individual Performance Award = 15% Weight X 100% Award = 15% of the Total Award Target
The Total Award = 98% + 18% + 15% = 131% of the executive’s target award.

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Please contact the undersigned with additional comments or questions. (Direct Dial 610-902-6222; Fax 610-687-1052).
Sincerely,

/s/Thomas M. Smyth Thomas M. Smyth
Vice President and Controller
(Principal Accounting Officer)

cc:	Peter McCausland
Mike Molinini
Robert M. McLaughlin
Robert Young
Dan Moriarty
Doug Schaefer
Audit Committee
Disclosure Committee
Nancy Weisberg (MKB)
KPMG LLP